Mail Stop 4561

June 1, 2006

Mr. Charles G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
445 Pine Avenue
Goleta, California 93117

> **Re:** **Community West Bancshares**
> **Form 10-K for the fiscal year ended**
> **December 31, 2005**
> **File No. 000-23575**

Dear Mr. Baltuskonis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend your Form 10-K to include a signed report of the independent registered public accountant. A signed consent should also be filed.

Consolidated Statements of Cash Flows, page F-5

2.   Please tell us whether you have any category or type of loans, such as your SBA or residential mortgages, that when you originate or purchase the loan you have the intent to sell or securitize the loans. If so, tell us how you present the related cash flows on your Statements of Cash Flows. Refer to paragraph 9 of SFAS 102.

Mr. Charles G. Baltuskonis
Executive Vice President, Chief Financial Officer
Community West Bancshares
June 1, 2006
Page 2 of 3
Note 3 - Loan Sales and Servicing, page F-10

3.   We note your disclosure that you enter into mortgage loan rate lock commitments with potential borrowers and simultaneously enter into a "best efforts" forward sale commitment to sell the locked loans to a third party investor. Please tell us and in future filings disclose how you account for both the loan rate lock and the forward sale commitments, the hedging relationship, and your basis for the accounting treatment.

4.   In future filings please provide all of the disclosures required by paragraph 17(e) and (g) of SFAS 140, as applicable, related to your servicing rights and interest only strips. Provide us with your proposed future disclosure.

5.   We note that you classify interest only strips as trading securities and report them at fair value. Please tell us and in future filings disclose why there is a difference between the fair value of your interest only strips disclosed on page F-17 and the amount presented on your Balance Sheet.

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Please respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides and requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3449 if you have questions regarding these comments.

Sincerely,

Joyce Sweeney
Accounting Branch Chief